Exhibit 99.1

AIRJOULE, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM JANUARY 5, 2024 (INCEPTION) TO DECEMBER 31, 2024

i

REPORTOF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of AirJoule, LLC

Newark, Delaware

Opinion

We have audited the financial statements of AirJoule, LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

AirJoule, LLC

Newark, Delaware

Opinion

We have audited the financial statements of AirJoule, LLC (the Company), which comprise the balance sheet as of December 31, 2024 and the related statements of operations, changes in members’ equity, and cash flows for the period from January 5, 2024 (inception) to December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from January 5, 2024 (inception) to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, P.C.

Houston, Texas

March 25, 2025

AIRJOULE, LLC

BALANCE SHEETS

	December 31,
	2025	2024
Assets
Current assets
Cash	$222,503	$1,935,570
Prepaid expenses and other current assets	438,285	394,816
Total current assets	660,788	2,330,386
Operating lease right-of-use assets	4,758,808	4,509,094
Property and equipment, net	1,756,560	1,244,677
In-process research and development	613,400,000	674,700,000
Goodwill	290,025,000	534,353,000
Other assets	43,983	43,170
Total assets	$910,645,139	$1,217,180,327
Liabilities and Members’ equity
Current liabilities
Accounts payable	$297,553	$430,846
Accrued expenses and other current liabilities	1,077,471	620,121
Due to related party	1,530,905	3,173,049
Operating lease liabilities, current	432,542	307,652
Total current liabilities	3,338,471	4,531,668
Operating lease liabilities, non-current	4,439,411	4,238,293
Other liabilities	72,617	—
Total liabilities	7,850,499	8,769,961
Commitments and contingencies (Note 12)
Members’ Equity
Members’ capital contribution	$1,236,803,100	$1,219,053,100
Accumulated deficit	(334,008,460)	(10,642,734)
Total members’ equity	902,794,640	1,208,410,366
Total liabilities and members’ equity	$910,645,139	$1,217,180,327

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2025	For the period from January 5, 2024 (inception) to December 31, 2024
Gross Sales:
Revenue	$110,000	$—
Cost of sales	(308,812)	—
Gross loss	(198,812)	—
Cost and expenses:
General and administrative	6,157,981	3,161,877
Research and development	11,661,771	7,642,485
Sales and marketing	82,440	30,381
Depreciation and amortization	—	25,086
Impairment of in-process research and development	61,300,000	—
Impairment of goodwill	244,328,000	—
Loss from operations	(323,530,192)	(10,859,829)
Other income:
Interest income	63,626	217,095
Other income	299,652	—
Total other income	363,278	217,095
Net loss	$(323,365,726)	$(10,642,734)

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the year ended December 31, 2025

	Members’ Capital	Accumulated	Total Members’
	Contribution	Deficit	Equity
Balance at December 31, 2024	$1,219,053,100	$(10,642,734)	$1,208,410,366
Contributions	17,750,000	—	17,750,000
Net loss	—	(323,365,726)	(323,365,726)
Balance at December 31, 2025	$1,236,803,100	$(334,008,460)	$902,794,640

AIRJOULE, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the period from January 5, 2024 (inception) to December 31, 2024

	Members’ Capital	Accumulated	Total Members’
	Contribution	Deficit	Equity
Balance at January 5, 2024 (inception)	$—	$—	$—
Contributions	1,219,053,100	—	1,219,053,100
Net loss	—	(10,642,734)	(10,642,734)
Balance at December 31, 2024	$1,219,053,100	$(10,642,734)	$1,208,410,366

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2025	For the period from January 5, 2024 (inception) to December 31, 2024
Cash flows from operating activities
Net loss	$(323,365,726)	$(10,642,734)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation and amortization	314,937	25,086
Impairment of in-process research and development	61,300,000	—
Impairment of goodwill	244,328,000	—
Amortization of operating lease right-of-use assets	422,363	172,512
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(43,469)	(394,816)
Other assets	(813)	(43,170)
Accounts payable	(133,294)	224,949
Due to related party	(1,642,144)	3,173,049
Accrued expenses and other current liabilities	430,974	605,121
Other liabilities	30,705	—
Operating lease liabilities	(346,069)	(135,661)
Net cash used in operating activities	(18,704,536)	(7,015,664)
Cash flows from investing activities
Purchases of property and equipment and leasehold improvements	(756,798)	(1,048,866)
Net cash used in investing activities	(756,798)	(1,048,866)
Cash flows from financing activities
Capital Contribution	17,750,000	10,000,100
Loan payment	(1,733)	—
Net cash provided by financing activities	17,748,267	10,000,100
Net increase (decrease) in cash	(1,713,067)	1,935,570
Cash, beginning of period	1,935,570	—
Cash, end of the period	$222,503	$1,935,570
Supplemental non-cash investing and financing activities:
Initial recognition of ROU asset and operating lease liability	$672,077	$4,681,606
Unpaid amounts related to purchase of property and equipment	$12,559	$220,897
Initial recognition of goodwill	$—	$534,353,000
Initial recognition of in-process research and development	$—	$674,700,000
Non-cash contribution of members	$—	$1,209,053,000

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS OPERATIONS

On January 25, 2024, AirJoule Technologies LLC entered into a Framework Agreement with GE Vernova, a Delaware limited liability company, and, solely for the purposes specified therein, GE Vernova LLC, a Delaware limited liability company (“GE Vernova Parent”), pursuant to which AirJoule Technologies LLC and GE Vernova agreed, subject to the terms and conditions of the Framework Agreement, including certain closing conditions specified therein, to form a joint venture in which each of AirJoule Technologies LLC and GE Vernova will hold a 50% interest. The purpose of the AirJoule JV (“AirJoule LLC” or the “Company”) is to incorporate GE Vernova’s proprietary sorbent materials into systems that utilize AirJoule Technologies LLC’s AirJoule water capture technology and to manufacture and bring products incorporating the combined technologies to market in the Americas, Africa and Australia.

Upon the closing of the transaction on March 4, 2024, (the “JV Closing”), each party to the agreement entered into (i) an amended and restated limited liability company agreement of the AirJoule JV (the “A&R Joint Venture Agreement”), pursuant to which, among other things, AirJoule Technologies LLC has the exclusive right to manufacture and supply products incorporating the combined technologies to leading original equipment manufacturers and customers in the Americas, Africa and Australia, (ii) master services agreements, pursuant to which, among other things, each party to the agreement agree to provide certain agreed services to AirJoule Technologies LLC for a period of at least two years following the JV Closing (unless earlier terminated by the parties thereto) and (iii) an intellectual property agreement, pursuant to which, among other things, each of AirJoule Technologies LLC and GE Vernova Parent license certain intellectual property to AirJoule Technologies LLC.

The business and affairs of the A&R Joint Venture Agreement shall be managed by a Board of Managers, consisting of two managers (including the chairman) appointed by AirJoule Technologies LLC and two managers appointed by GE Vernova. Following the second anniversary of the JV Closing, if the Board of Managers reach an impasse that cannot be resolved through the process set forth in the A&R Joint Venture Agreement, the A&R Joint Venture Agreement generally provides that AirJoule Technologies LLC may require GE Vernova to sell GE Vernova’s 50% interest to AirJoule Technologies LLC or GE Vernova may require AirJoule Technologies LLC to purchase GE Vernova’s 50% interest, but only, in each case, if the GE Match Date has not yet occurred. The price for GE Vernova’s interest will depend on the fair market value of the interest, as set forth in the A&R Joint Venture Agreement, with a minimum value of approximately $5.0 million. The A&R Joint Venture Agreement also provides similar call and put rights with respect to GE Vernova’s interest if the GE Match Date does not occur by the sixth anniversary of the JV Closing or if AirJoule Technologies LLC is acquired by a competitor of GE Vernova.

In the event that a change in applicable laws or regulations has a material adverse effect on GE Vernova’s interest in AirJoule Technologies LLC, or GE Vernova determines that AirJoule Technologies LLC fails to meet certain financial performance benchmarks, GE Vernova may require AirJoule Technologies LLC to purchase GE Vernova’s interest for a total purchase price of $1.00.

Note 2 — LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary sources of liquidity have been cash contributions from members. The Company reported loss from operations of $323.5 million and $10.9 million for the year ended December 31, 2025 and for the period from January 5, 2024 (inception) to December 31, 2024, respectively. As of December 31, 2025, the Company had an aggregate cash balance of $0.2 million, a net working capital deficit of $2.7 million and accumulated deficit of $334.0 million.

The Company’s future capital requirements will depend on many factors, including the Company’s timing and extent of its research and development efforts, building of facilities and establishment of a sales and marketing team. The Company expects to fund these activities primarily through capital contributions from its members. Pursuant to the terms of the A&R Joint Venture Agreement (See Note 4 - Joint Venture Agreement), AirJoule Technologies Corporation has committed to provide up to $90.0 million in capital contributions to fund the operations and development activities of the Company. During the year ended December 31, 2025, the Company received capital contributions of $17.8 million from members. As of December 31, 2025, the remaining commitment from AirJoule Technologies Corporation to contribute capital to the Company is approximately $77.3 million.

Based on the Company’s current financial position, expected operating requirements and the committed capital contributions from its members, management believes the Company has sufficient resources to fund its operating requirements for at least twelve months from the date the financial statements are issued.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars. References to GAAP issued by the Financial Accounting Standards Board (“FASB”) in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”).

AirJoule, LLC (the “Company”) was formed on January 5, 2024. Accordingly, the accompanying financial statements include the results of operations for the year ended December 31, 2025 and for the period from January 5, 2024 (inception) through December 31, 2024. As the Company was formed on January 5, 2024, the prior-year comparative period reflects the Company’s results of operations from inception through December 31, 2024 and does not represent a full fiscal year of operations.

The financial statements have been prepared assuming the Company will continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.

Some of the more significant estimates include in process research and development and goodwill. Due to the uncertainty involved in making estimates, actual results could differ from those estimates, which could have a material effect on the financial condition and results of operations in future periods.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

1.
Identification of the contract with a customer;
2.
Identification of the performance obligations in the contract;
3.
Determination of the transaction price;
4.
Allocation of the transaction price to the performance obligations in the contract; and
5.
Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue is primarily derived from the sale of products incorporating the Company’s atmospheric water harvesting technologies. Revenue is recognized at a point in time when control of the product transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of the arrangement.

Shipping and handling activities performed after control of the product has transferred to the customer are accounted for as fulfillment costs and are included in cost of sales.

The Company evaluates contracts to determine whether they contain multiple performance obligations. When multiple performance obligations exist, the transaction price is allocated to each performance obligation based on its relative standalone selling price.

The Company generally records revenue net of any applicable sales taxes collected from customers.

Cost of Sales

Cost of sales consists primarily of costs associated with the production and delivery of products sold to customers. These costs include:

•
raw materials and components,
•
direct labor,

•
manufacturing and production costs,
•
shipping and fulfillment costs, and
•
allocated overhead directly associated with production activities.

Cost of sales may also include inventory write-downs or other adjustments related to manufacturing activities when applicable.

Cash and Concentration of Credit Risk

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying values of cash and cash equivalents and approximate their fair values due to the short-term nature of these instruments. There were no cash equivalents as of December 31, 2025 and December 31, 2024. The Company maintains cash balances at financial institutions that may exceed the Federal Deposit Insurance Corporation’s insurance limits. The Company had no amounts over these insured limits as of December 31, 2025. As of December 31, 2024, The amounts over these insured limits as of December 31, 2024 were $1.4 million. The Company mitigates this concentration of credit risk by monitoring the credit worthiness of the financial institutions. No losses have been incurred to date on any deposits.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures that substantially increase the useful lives of existing property and equipment. Leasehold improvements are stated at cost and amortized over the lesser of their estimated useful lives or the term of the lease, using a straight-line method.

Maintenance, repairs and minor renovations are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any difference between the sale proceeds and the carrying amount of the asset is recognized as a gain or loss on disposal in the statement of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of depreciable assets. The lives used in computing depreciation for significant asset classes are as follow:

Estimated useful lives
Computers and equipment	3 years
Furniture and fittings	3 years
Vehicles	3 years
Research equipment	3 years
Leasehold improvements	Shorter of lease term or 15 years

The estimated useful lives and depreciation methods are reviewed at each year-end, with the effect of any changes in estimates accounted for prospectively. All depreciation expenses are included within depreciation and amortization in the statement of operations.

Goodwill

Goodwill represents the excess of the fair value of the net assets contributed to the Company over the fair value of the identifiable assets acquired and liabilities assumed at the date of formation of the joint venture. The Company early adopted Accounting Standards Update (“ASU”) 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805-60). In accordance with this guidance, the Company measured the identifiable assets and liabilities contributed by the members at their fair values as of the joint venture formation date.

Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company performs its annual goodwill impairment test as of October 1. The impairment test compares the fair value of the reporting unit to its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the Company recognizes an impairment loss for the amount by which the carrying value exceeds the fair value, limited to the carrying amount of goodwill. See Note 6 - In-process Research and Development and Goodwill for additional information regarding the Company’s goodwill balances and impairment assessments.

In-Process Research and Development

IPR&D is capitalized as indefinite-lived assets on our balance sheet at the recognition date fair value. IPR&D relates to amounts that arose from the non-cash contributions of members. Once the project is completed, the carrying value of the IPR&D is reclassified to other intangible assets, net and is amortized over the estimated useful life of the asset. Post recognition research and development expenses related to the IPR&D projects are expensed as incurred. The projected discounted cash flow models used to estimate the fair values of our IPR&D assets reflect significant assumptions regarding the estimates a market participant would make in order to evaluate the development asset, including: (i) probability of successfully completing and obtaining regulatory approval; (ii) market size, market growth projections and market share; (iii) estimates regarding the timing of and the expected costs to commercialization; (iv) estimates of future cash flows from potential product sales; and (v) a discount rate. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions could increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of related impairments, if any. The Company performs its annual IPR&D impairment test at October 1, and more frequently if events and circumstances indicate that the IPR&D might be impaired. See Note 6 - In-process Research and Development and Goodwill for additional information regarding the Company’s in-process research and development balances and impairment assessments.

Leases

The Company determines if an arrangement is a lease at inception. The operating lease right-of-use asset (“ROU asset”) and short-term and long-term lease liability are included in the balance sheet.

The ROU asset represents the right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease. An operating lease ROU asset and liability are recognized at the commencement date based on the present value of lease payments over the lease term. As typically the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date over the respective lease term in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with a term of 12 months or less for all classes of assets are not recognized in the balance sheet.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax purpose. The Company has elected to be taxed as a partnership under the provisions of the Code. Under these provisions, the taxable income or tax loss of the Company is passed through to its members and reported on their individual tax returns. Therefore, no provision or liability and no tax benefit or asset related to federal income taxes has been included in these financial statements. There were neither liabilities nor deferred tax assets relating to uncertain income tax positions taken or expected to be taken on the tax returns.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. When applicable, the Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Research and Development Cost

The Company accounts for research and development costs in accordance with ASC Topic 730, Research and Development. Research and development costs are expensed as incurred and are included within research and development expenses in the accompanying statement of operations.

Research and development expenses consist primarily of costs incurred in performing research aimed at the discovery of new knowledge and the development of technologies, products and processes. These costs include:

•
salaries, benefits and other personnel-related costs for employees engaged in research and development activities;
•
consulting and engineering services;
•
prototype development and testing costs;
•
materials and supplies used in research and development projects; and
•
facilities and other allocated overhead costs associated with research and development activities.

Costs incurred to develop new products, technologies, or processes prior to technological feasibility are expensed as incurred.

Research and development expenses for the year ended December 31, 2025 and for the period from January 5, 2024 (inception) through December 31, 2024 were $11.7 million and $7.6 million, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset, or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company classifies fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

Level 1 —	Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 —

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3 —

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including accounts payable, accrued expenses and other current liabilities approximate fair value due to their relatively short maturities.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In August 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. The guidance requires a joint venture, upon formation, to initially measure its assets and liabilities at fair value, similar to the accounting for a business combination. The Company early adopted ASU 2023-05 on March 4, 2024, the date of formation of the joint venture. As a result of adopting this guidance, the Company measured the identifiable assets and liabilities contributed by AirJoule Technologies LLC and GE Vernova at their respective fair values as of the joint venture formation date. The application of this guidance resulted in the recognition of in-process research and development and goodwill, representing the excess of the fair value of the joint venture over the fair value of the identifiable net assets contributed. The adoption of ASU 2023-05 had a material impact on the Company’s balance sheet at formation through the recognition of goodwill and in-process research and development but did not have an impact on the Company’s results of operations at the date of adoption.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for the Company for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company adopted this ASU. Refer to ‘Income Taxes’ above.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The standard is effective for the Company for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and disclosures.

The Company is also evaluating the impact of other recently issued accounting standards that are not yet effective and does not expect that the adoption of such standards will have a material impact on its consolidated financial statements.

Note 4 — JOINT VENTURE AGREEMENT

Pursuant to the A&R Joint Venture Agreement (See Note 1 – Organization and Business Operations), AirJoule Technologies LLC contributed $10.0 million to the Company at the JV Closing. AirJoule Technologies LLC has also agreed to contribute up to an additional $90.0 million in capital contributions to the AirJoule JV following the JV closing based on a business plan and annual operating budgets to be agreed between AirJoule Technologies LLC and GE Vernova. In 2025, AirJoule Technologies LLC made capital contributions totaling $17.8 million to the AirJoule JV to support productization and commercialization activities. Therefore, the AirJoule Technologies LLC’s remaining commitment for capital contributions to the Company is $77.3 million as of December 31, 2025. In general, for the first six years, GE Vernova has the right, but not the obligation, to make capital contributions to AirJoule, LLC. Until GE Vernova elects to participate and contributes its pro-rata share of all past capital contributions and commits to contribute its pro-rata share for all future capital contributions, AirJoule Technologies LLC shall be solely responsible for funding AirJoule, LLC, and AirJoule Technologies LLC shall have a distribution preference under the A&R Joint Venture Agreement for the amount of its post-closing capital contributions plus a 9.50% preferred return on such amounts.

The following table summarizes the allocation of the fair values of the assets contributed by AirJoule Technologies LLC and GE Vernova to AirJoule LLC:

March 4, 2024
Fair value of consideration:
Cash	$10,000,100
Technology contributed by GE Vernova	600,676,500
Technology contributed by Airjoule Technologies LLC	608,376,500
Total	$1,219,053,100

Allocated to:
Cash	$10,000,100
In-process research and development	674,700,000
Goodwill	534,353,000
Total net assets acquired	$1,219,053,100

Note 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Leasehold improvements	$1,108,341	$912,715
Research equipment	555,275	27,900
Fixed assets - work in progress	—	148,245
Computers and equipment	219,445	91,741
Furniture and fittings	146,700	89,162
Vehicles	66,822	—
Total cost	2,096,583	1,269,763
Less: Accumulated depreciation and amortization	(340,023)	(25,086)
Property and equipment, net	$1,756,560	$1,244,677

Depreciation expense related to the Company’s property and equipment was $0.3 million and $25,086 for the year ended December 31, 2025 and for the period from January 5, 2024 (inception) to December 31, 2024. Depreciation expense for the year ended December 31, 2025 is included within research and development expenses or general and administrative expenses, depending on the nature of the underlying assets, in the accompanying statements of operations.

Note 6 — IN-PROCESS RESEARCH AND DEVELOPMENT AND GOODWILL

In-process Research and Development

Identifiable indefinite-lived intangible assets were comprised of the in-process research and development related to technology of AirJoule Technologies LLC and GE Vernova totaling $674.7 million. The fair value of in-process research and development contributed by GE Vernova was determined utilizing the relief-from royalty method. The key inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date, Level 3 measurements. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

The Company determined the fair value of the IP license from the AirJoule Technologies LLC contribution by applying the multi-period excess earnings method. The excess earnings valuation method estimates the value of the IP license equal to the present value of the incremental after-tax cash flows attributable to that IP license over its remaining economic life. Some of the more significant assumptions utilized in our asset valuations included projected revenues, probability of commercial success and the discount rate. This fair value measurement was based on significant inputs not observable in the market and thus represent Level 3 fair value measurement.

The Company tests its in-process research and development for impairment on October 1 of each year, or whenever a change in events and circumstances (triggering event) occurs that indicates the fair value of intangible assets may be below their carrying values. Based on the Company’s assessment performed, no impairment to IPR&D was identified for the period from January 5, 2024 to December 31, 2024.

Based on triggering events, the Company performed an interim impairment test as of September 30, 2025 and December 31, 2025 on its in-process R&D. In performing the interim impairment test as of September 30, 2025, the Company determined that the fair value of its in-process R&D exceeded the respective carrying value, concluding no impairment. In performing the interim impairment test as of December 31, 2025, the Company determined that the carrying value of its in-process R&D exceeded the respective fair value, concluding an impairment of $61.3 million.

The following table summarizes the fair value of in-process research and development cost:

	December 31,
	2025	2024
In-process research and development	$674,700,000	$674,700,000
Less: Impairment charge	(61,300,000)	—
Total in-process research and development	$613,400,000	$674,700,000

Goodwill

Goodwill represents the excess value over the assets acquired and liabilities assumed. The goodwill recognized represents value the Company expects to be created by the expected operational synergies, the assembled workforce and the future development initiatives of the assembled workforce.

The Company determines the enterprise fair value using an income approach based on estimated discounted future cash flows. Determining the enterprise fair value is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, EBITDA margins, discount rates, the Company’s market capitalization and future market conditions, among others. The level of judgment and estimation is inherently higher in uncertain economic times.

Given the Company's status as an early-stage company with limited operating history and the uncertainties regarding its successful development and commercialization of its products, there can be no assurance that the estimates and assumptions made for purposes of its goodwill impairment testing in 2025 will prove to be accurate predictions of the future. If the Company's assumptions, including timing of revenue generation and forecasted EBITDA, are not achieved, then the Company may be required to record goodwill impairment charges in future periods.

The Company tests its goodwill for impairment on October 1 of each year, or whenever a change in events and circumstances (triggering event) occurs that indicates the fair value of intangible assets may be below their carrying values. Based on the Company’s assessment performed, no impairment to goodwill was identified for the period from January 5, 2024 to December 31, 2024.

Based on triggering events, the Company performed an interim impairment test as of September 30, 2025 and December 31, 2025 on its goodwill and determined that the carrying value exceeded the respective fair value. As a result, during the year ended December 31, 2025, the Company recorded goodwill impairment charges of $244.3 million.

The following table summarizes the fair value of goodwill:

	December 31,
	2025	2024
Goodwill	$534,353,000	$534,353,000
Less: Impairment charges	(244,328,000)	—
Total goodwill	$290,025,000	$534,353,000

Note 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes accrued expenses and other current liabilities:

	As of December 31, 2025	As of December 31, 2024
Accrued payroll	$941,544	$524,442
Professional services	23,224	77,553
Engineering consulting	35,548	—
Accrued other	77,155	18,126
Total accrued expenses and other current liabilities	$1,077,471	$620,121

Note 8 — LEASES

The Company has four operating leases primarily for our major facilities, including corporate office, research and development and manufacturing facilities. Lease terms range from 6 to 11 years and include options to extend the lease. We consider options to extend the lease in determining the lease term.

The Company’s lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate incremental borrowing rate. The Company benchmarked itself against other companies of similar credit ratings and comparable credit quality and derived an incremental borrowing rate to discount each of its lease liabilities based on the remaining lease terms. Lease payments for the Company’s operating leases was $0.6 million and $0.3 million, for the year ended December 31, 2025 and for the period from January 5, 2024 (inception) to December 31, 2024. The following table summarizes lease expense and related operating lease information for the year ended December 31, 2025 and for the period from January 5, 2024 (inception) to December 31, 2024:

Lease cost	Year Ended December 31, 2025	For the period from January 5, 2024 (inception) to December 31, 2024
Operating lease expense	$698,897	$309,907
Total lease expense	$698,897	$309,907
Other information
Weighted-average remaining lease term - operating leases	8.52 Years	9.9 Years
Weighted-average discount rate - operating leases	5.9%	5.9%

At December 31, 2025, approximate future minimum rental payments required under the lease agreement is as follows:

Operating Leases
2026	$705,069
2027	723,789
2028	746,600
2029	764,517
2030	751,154
Thereafter	2,542,481
Total undiscounted lease payments	6,233,610
Less: effects of discounting	(1,361,657)
Operating Lease Liabilities	$4,871,953
Classified as:
Operating lease liabilities, current	$(432,542)
Operating lease liabilities, non-current	$(4,439,411)

Note 9 — RELATED PARTY TRANSACTIONS

Due to Related Party

Statement of Work - GE Vernova

On March 4, 2024, the Company and GE Vernova executed a statement of work (“GE SOW”) under the Master Services Agreement, dated as of March 4, 2024, by and between GE Vernova and AirJoule, LLC. Pursuant to the GE SOW, GE Vernova will provide AirJoule, LLC with such services as detailed in the SOW with an initial contract price of $15.0 million. On November 11, 2025, the Company and GE Vernova executed an amended and restated statement of work (“GE Amended SOW”) which extended the original termination date of March 2, 2026 to December 31, 2026.

For the year ended December 31, 2025 and for the period from January 5, 2024 (inception) to December 31, 2024, $3.4 million and $3.2 million incurred under this agreement were expensed and recorded as research and development in the accompanying statement of operations, respectively.

At December 31, 2025 and December 31, 2024, $0.3 million and $0.4 million was due to GE Vernova under this agreement and included in due to related party balance in the accompanying balance sheets, respectively.

Statement of Work - AirJoule Technologies LLC

In November 2024, the Company and AirJoule Technologies LLC executed a statement of work (“AirJoule SOW”) under the Master Services Agreement, dated as of March 4, 2024, by and between AirJoule Technologies LLC and AirJoule, LLC. Pursuant to the AirJoule SOW, AirJoule Technologies LLC will provide AirJoule, LLC with engineering and administrative services. In addition, AirJoule Technologies LLC grants options and awards to the employees of AirJoule, LLC, which is also subject to reimbursement under the AirJoule SOW. Once each calendar year, unless otherwise agreed by the Board of Managers of AirJoule (the “AJ Board”), AirJoule Technologies LLC will provide equity awards to AirJoule, LLC employees in amounts approved by the AJ Board.

Reimbursement of costs incurred during the year ended December 31, 2025 was $1.6 million and $0.6 million of general and administrative and research and development expenses, respectively. Reimbursement of costs incurred during the period from January 5, 2024 (inception) to December 31, 2024 was $2.0 million and $0.8 million of research and development and general and administrative expenses, respectively. At December 31, 2025 and December 31, 2024, $1.2 million and $2.8 million is due to AirJoule Technologies LLC under this agreement and included in due to related party balance in the accompanying balance sheets, respectively.

Related Party Equity Transactions

As noted above, AirJoule Technologies LLC granted equity awards of AirJoule Technologies Corporation to employees of AirJoule, LLC. These awards consisted of restricted stock units (“RSUs”) that represent the right to receive shares of AIRJ common stock upon vesting.

The RSU awards are granted by AirJoule Technologies LLC but are issued to employees of AirJoule, LLC in connection with services provided to the Company. Accordingly, the Company accounts for these awards as equity-based compensation from a related party. The Company recognizes compensation expense for the RSUs over the applicable vesting period based on the grant-date fair value of the awards.

The grant-date fair value of the RSUs is measured based on the fair value of AIRJ common stock on the grant date. During the year ended December 31, 2025, 175,415 restricted stock units were granted to employees of AirJoule, LLC. None of the RSUs vested, and 5,279 were forfeited during the year ended December 31, 2025.

Note 10 — MEMBERS’ EQUITY

Members’ interest and contribution — Pursuant to the A&R Joint Venture Agreement, the Company’s total membership interest or other equity interest for issuance is unlimited. The Company may issue members’ interest of different designations, powers, rights and preferences. AirJoule Technologies LLC and GE Vernova each has a 50% interest in the Company. As of December 31, 2025 and 2024, there were $1,236.8 million and $1,219.1 million in members’ capital contributions of which $17.8 million and $10.0 million was cash contribution, respectively.

Returns on contribution — As stated in Note 4, for the first six years, GE Vernova has the right, but not the obligation, to make capital contributions to AirJoule, LLC. Until GE Vernova elects to participate and contributes its pro-rata share of all past capital contributions, AirJoule Technologies LLC shall have a distribution preference under the A&R Joint Venture Agreement for the amount of its post-closing capital contributions plus a 9.50% preferred return on such amounts.

Voting rights — The members holding membership interests shall vote together as a single class on all matters on which they are specifically entitled to vote pursuant to the A & R joint venture agreement, except as expressly stated. Each member holding membership interest shall have voting power in the proportion to such membership percentage.

Note 11 — FAIR VALUE MEASUREMENTS

Items Measured at Fair Value on a Non-recurring Basis:

Certain assets are measured at fair value on a non-recurring basis when events or circumstances indicate that the carrying value may not be recoverable, including goodwill and in-process research and development. These assets were initially measured at fair value at the joint venture formation date of March 4, 2024, in connection with the contributions of assets by the Company’s members, and are subsequently measured at fair value on a non-recurring basis when impairment indicators exist. The fair value measurements associated with the joint venture formation are described in Note 4.

Valuation Techniques and Significant Inputs

The fair value measurements for the Company’s in-process research and development and goodwill represent Level 3 measurements within the fair value hierarchy because they are based on significant inputs that are not observable in the market. The Company determined fair value using income-based valuation approaches, including the relief-from-royalty method and the multi-period excess earnings method. Significant unobservable inputs used in these valuations include, but are not limited to, discount rate, long-term revenue growth, royalty rate, probability of technical and commercial success and forecast period. The use of different assumptions for these inputs could result in materially different fair value estimates. Additional information regarding the fair value measurements associated with the Company’s goodwill and in-process research and development, including impairment assessments, is provided in Note 6.

The following tables summarize the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2025 and 2024, presented by level within the fair value hierarchy:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
In-process research and development	$—	$—	$613,400,000	$613,400,000
Goodwill	—	—	290,025,000	290,025,000
Total Assets	$—	$—	$903,425,000	$903,425,000

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
In-process research and development	$—	$—	$674,700,000	$674,700,000
Goodwill	—	—	534,353,000	534,353,000
Total Assets	$—	$—	$1,209,053,000	$1,209,053,000

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2025 and for the period from January 5, 2024 (inception) to December 31, 2024.

Note 12 — COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters arising in the normal course of business. In the opinion of the Company’s management and legal counsel, the amount of losses that may be sustained, if any, would not have a material effect on the financial position and results of operations of the Company.

Risks and Uncertainties

The Company is an early-stage business with limited operating history and has generated minimal revenue to date. For the year ended December 31, 2025, the Company recognized $110,000 of revenue. The Company has historically been dependent upon contributions from its members to fund operating expenses and product development activities. This is typical for early-stage companies that have not yet commenced significant commercial operations.

Note 13 — SUBSEQUENT EVENTS

Capital Contribution

In January 2026, pursuant to the A&R Joint Venture Agreement, AirJoule Technologies LLC funded the Company an additional cash contribution of $5.0 million.